UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

2 May 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Pacific Coast Oil Trust

File No. 333-178928 -- CF# 27921

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Pacific Coast Oil Trust submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to Amendment No. 2 to a Form S-1 filed on February 17, 2012.

Based on representations by Pacific Coast Oil Trust that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4A	through February 17, 2017
Exhibit 10.4B	through February 17, 2017
Exhibit 10.4C	through February 17, 2017
Exhibit 10.5	through February 17, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel